Performance for the Quarter and Year ended March 31, 2018 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

IT Services Revenue for the year ↑ 4.6% YoY growth in $ terms ↑ 2.9% YoY growth in constant currency terms $ 8060.2 Million

IT Services Revenue for the quarter ↑ 1.1% QoQ growth in constant currency terms ↑ 2.4% QoQ growth in $ terms $ 2062.0 Million

IT Services Margin for the year 16.8% reported margins 15.8% adjusted margins* *adjusted for insolvency of two of our customers and impairment loss in one of our acquisitions

IT Services Margin for the quarter 16.0% reported margins 14.4% adjusted margins* *adjusted for client insolvency and impairment loss in one of our acquisitions

Net income for the year Highlights: The Effective Tax Rate for FY’18 was 21.8% vs 22.8% for FY’17. ₹ 80.1 Billion

Net income for the quarter Highlights: Realized rate for IT Services Revenue in Q4’18 was ₹65.04 vs. a rate of ₹65.74 realized in Q3. The Effective Tax Rate for Q4’18 was 20.4%. ₹ 18.0 Billion

Operating Cash flow for the year ended March 31 , 2018 105% of net income Gross Cash: ₹29,402 crores ₹ 84.2 Billion

Year highlights Business Units Banking, Financial Services & Insurance Manufacturing & Technology ↑ 14.1% YoY in $ terms ↑ 5.8% YoY in $ terms Geographies Europe APAC & Other Emerging Markets ↑ 9.8% YoY in $ terms ↑ 7.1% YoY in $ terms Services Application Services Digital ↑ 6.2% YoY in $ terms ↑ 27.3% YoY in $ terms

Quarter highlights Business Units Banking, Financial Services & Insurance Manufacturing & Technology ↑ 4.7% QoQ in $ terms ↑ 4.1% QoQ in $ terms Geographies Europe US ↑ 6.5% QoQ in $ terms ↑ 1.7% QoQ in $ terms Services Process Engineering Services Digital ↑ 8.1% QoQ in $ terms ↑ 9.0% QoQ in $ terms

Other highlights We surpassed the $8 Billion mark in IT Services Revenue this year. Consulting grew 26.0% during the year. In the last one year, net head count reduced by 1.0% while our revenues increased by 5.5%. In Q4, our Top 10 accounts grew 5.5% QoQ and 14.8% YoY. Added 3 more accounts over $75Mn this quarter. Two of our accounts crossed $250Mn mark on a run rate basis in Q4. FPP mix at all time-high of 58.7%.

Outlook Q1 FY19 -2.3% to 0.1% in CC terms We expect the Revenue from our IT Services business to be in the range of $2,015 million to $2,065 million*. * Guidance is based on the following exchange rates: GBP/USD at 1.39, Euro/USD at 1.24, AUD/USD at 0.78, USD/INR at 65.12 and USD/CAD at 1.27.

Thank You

Reconciliation of Selected GAAP measures to Non-GAAP measures WIPRO LIMITED AND SUBSIDIARIES (Amounts in crores)   As of   March 31, 2018 Computation of Gross cash position   Cash and cash equivalents 4,493 Investments - Current 24,909 Total 29,402 Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended March 31, 2018 Three months ended March 31, 2018 IT Services Revenue as per IFRS $2062.0 IT Services Revenue as per IFRS $2,062.0 Effect of Foreign currency exchange movement ($26.6) Effect of Foreign currency exchange movement ($58.0) Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 2,035.4   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $2,004.0 Reconciliation of Non-GAAP constant currency Revenue Reconciliation of Gross Cash Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Year ended March 31, 2018 IT Services Revenue as per IFRS $8060.2 Effect of Foreign currency exchange movement ($131.0) Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates $ 7,929.2   Reconciliation of Non-GAAP constant currency Revenue

Reconciliation of Adjusted Segment Result and Net Income Reconciliation of Adjusted Segment Result for the quarter ended March 31, 2018 (₹ MN) IT Services Segment Results 19,323 Impact of customer insolvency & Impairment loss 2,080 Adjusted IT Services Segment Results 21,403 Adjusted IT Services Segment Margin 16.0% Reconciliation of Adjusted Segment Result for the year ended March 31, 2018 (₹ MN) IT Services Segment Results 83,613 Impact of customer insolvency & Impairment loss 5,255 Adjusted IT Services Segment Results 88,868 Adjusted IT Services Segment Margin 16.8%